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ANNUAL AUD.. ED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51324

MAIL RECEIVED MAR - 3 2003 PROCESSING WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Avenue Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square, 4th Floor
(No. and Street)

New York, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Silberman (212) 919-3472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark A. Silberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Avenue Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

BRIAN J. RAVITZ
Notary Public, State Of New York
No. 31-4761769
Qualified In New York County
Commission Expires December 31, 2006

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independant Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Managers
and Member of
Park Avenue Securities LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Park Avenue Securities LLC and its subsidiaries at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 14, 2003

Park Avenue Securities LLC and Subsidiaries
(An indirect wholly owned subsidiary of
The Guardian Life Insurance Company of America)
Consolidated Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 4,475,476
Cash segregated under federal regulations	27,598
Securities purchased under agreement to resell	10,000,640
Deposits with clearing organizations	76,252
Receivable from broker-dealer	1,266,234
Receivable from registered representatives	441,390
Due from The Guardian Life Insurance Company of America	1,266,565
Commissions receivable	3,084,962
Prepaid assets	55,605
Capitalized software costs, net of accumulated amortization of $1,296,539	1,026,484
Deferred tax asset	44,170
Other assets	13,192
Total assets	$ 21,778,568
Liabilities and Member's Equity	
Commissions payable	$ 3,820,618
Due to The Guardian Life Insurance Company of America	5,337,313
Contingent and other liabilities	1,082,853
Total liabilities	10,240,784
Member's equity	11,537,784
Total liabilities and member's equity	$ 21,778,568

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Park Avenue Securities LLC ("PAS" or the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. The Company is a Delaware Limited Liability Company that is a wholly owned subsidiary of The Guardian Insurance and Annuity Company, Inc. ("GIAC"), which is ultimately a wholly owned subsidiary of The Guardian Life Insurance Company of America ("Guardian Life").

PAS' business as a securities broker-dealer consists of selling products offered by GIAC, Guardian Investor Services, LLC ("GIS") and non-affiliated sponsors. Such products include mutual funds, variable annuities, variable life insurance, 401(k) plans and investment advisory services. PAS also acts as a broker in the purchase and sale of securities.

2. Significant Accounting Policies

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries (see Note 10). All intercompany balances and transactions are eliminated in consolidation.

Proprietary securities transactions are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commissions earned and related commissions expenses from customers' securities transactions are recorded on a trade date basis.

Cash and cash equivalents are cash and highly liquid investments with a maturity of three months or less.

Cash segregated under federal regulations represents funds collected from customers and payable to mutual fund sponsors as a result of the sale of mutual fund shares. Such payables are included in contingent and other liabilities.

Capitalized computer software costs consist of costs to purchase and develop software used in the Company's business. Costs prior to 2002 were capitalized and amortized over 16 quarters beginning in the quarter in which the expenditure was incurred. Costs incurred during 2002 were capitalized and amortized over 36 months beginning with the month placed in service.

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Related Party Transactions

Pursuant to an expense sharing agreement, Guardian Life charges the company for the services of certain employees of Guardian Life engaged in the company's business and for the Company's use of Guardian Life's centralized services such as equipment, data processing and communications. The total charge payable at December 31, 2002 was $5,337,313.

During the year, the Company earned revenues from GIAC for sales of GIAC's variable annuity and variable life insurance products. At December 31, 2002, the receivable for such revenues was $1,007,808 and is included in commissions receivable.

During the year, the Company earned revenues from GIS for selling shares of The Park Avenue Portfolio. At December 31, 2002, the receivable for such revenues was $581,471 and is included in commissions receivable.

During 2002, the Company received a $4 million capital contribution from its ultimate parent company. There is a commitment by Guardian Life to provide $6 million of additional capital in 2003.

4. Income Taxes

The Company and subsidiaries' are included in the consolidated income tax return of Guardian Life. The consolidated income tax liability is allocated among the members of the group according to a tax sharing agreement. In accordance with this tax sharing agreement, each member of the group computes its tax provision and liability on a separate return basis, but may, where applicable, recognize benefits of net operating losses utilized in the consolidated group. Estimated payments are made between the members of the group during the year. Income tax receivable from Guardian Life was $1,172,800 and is included in due from Guardian Life Insurance Company of America.

The Company's deferred tax assets primarily reflects temporary differences related to capitalized software costs, unrealized gains and losses, accruals for loss contingencies, and prepaid expenses. The Company's management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

5. Receivable From Broker-Dealer

The Company clears its proprietary and certain customer transactions through another broker-dealer on a fully disclosed basis. The receivable from broker-dealers at December 31, 2002 includes advisory fees and commissions receivable.

6. Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before

maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

7. Net Capital Requirements

Park Avenue Securities is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2002, the Company had net capital of $6,180,437 which was $5,497,718 in excess of the $682,719 required to be maintained. The ratio of aggregate indebtedness to net capital was 1.66 to 1.

8. Off-Balance Sheet Risk

In the normal course of business, securities transactions of customers are introduced and cleared through a clearing broker. Pursuant to an agreement between the company and the clearing broker, the clearing broker has the right to charge the company for certain losses that result from transactions with such customers. The Company clears certain mutual fund transactions directly with the sponsor. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to sell the mutual fund at a loss.

As the right to charge the Company has no maximum amount and applies to all trades exercised through the clearing broker, the Company believes there is no maximum assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

The Company's policy is to monitor its customer and counter-party risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counter-party and customer with which it conducts business.

9. Contingencies

The Company has been named as a defendant in several lawsuits and claims from customers that allege violations of federal and state securities laws. As of December 31, 2002, the Company recorded a liability for loss contingencies in the amount of $1,063,000. While it is not possible to predict with certainty the ultimate outcome of these lawsuits and claims or the resolution of the contingency, management believes, after consultation with counsel, that resolution of these matters is not expected to have a material adverse effect on the Company's financial condition. These matters, if resolved in a manner different from the estimates, could have a material adverse effect on earnings or cash flows when resolved in a future reporting period.

For several other legal matters, it is not practical to estimate a range of possible loss for the Company, and losses could be material with respect to earnings in any given period.

10. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Assets	Stockholders Equity
PAS Insurance Agency of Hawaii, Inc.	$ 1,000	$ 1,000
PAS Insurance Agency of Texas, Inc.	151,238	71,532
PAS Insurance Agency of Alabama, Inc.	61,477	32,416
PAS Insurance Agency of Massachusetts, Inc.	10,391	4,694
Total	$ 224,106	$ 109,642

The $109,642 of stockholder's equity of the subsidiaries are included as capital in the consolidated computation of the Company's net capital, because the assets of the subsidiaries are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by rule 15c3-1.